UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Nicholas Swenson

3033 Excelsior Blvd., Suite 560

Minneapolis, MN 55416

Telephone: (612) 353-6380

With a copy to:

Frank Vargas, Esq.

Gray Plant Mooty

500 IDS Center

Minneapolis, MN 55402

Telephone: (612) 632-3420

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74265M205

1	NAMES OF REPORTING PERSONS Nicholas Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

216,656 shares
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		216,656 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,656 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.Security and Issuer.

This statement relates to shares of the Common Stock, no par value, of Pro-Dex, Inc. a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.Identity and Background.

1)	(a)	Nicholas Swenson

	(b)	Address:	3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416

	(c)	Principal Business:	Private Investor

	(f)	Citizenship:	United States

No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases is the personal investment capital of Nicholas Swenson.

Item 4. Purpose of Transaction.

The securities disclosed herein were, at the time of purchase, acquired for investment purposes in the ordinary course of business.

Except as set forth in this Item 4, Mr. Swenson (“Reporting Person”) has no present plans or proposal that relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Mr. Swenson has in the past and intends to continue in the future to review his whole portfolio, including this Issuer and depending on a number of factors, including, without limitation, the Issuer’s common stock price, conditions in the stock market and Issuer’s industry and general economic conditions and may take actions as he feels appropriate, including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intentions with respect to any and all matters discussed in Item 4.

Item 5. Interests in Securities of the Issuer.

(a) The Reporting Person owns 216,656 shares of the outstanding Common Stock of the issuer, representing approximately 6.6% of the Common Stock (based on 3,272,350 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended March 31, 2011).

(b) The Reporting Person does not share voting and dispositive power with respect to any shares.

(c) The following purchases have occurred in the last sixty days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Reporting Person	07/05/2011	18,481	$1.846*	Open market purchase
Reporting Person	07/06/2011	7,277	$1.852*	Open market purchase
Reporting Person	07/07/2011	900	$1.86	Open market purchase
Reporting Person	07/08/2011	26,800	$1.86	Open market purchase
Reporting Person	07/11/2011	33,221	$1.856*	Open market purchase
Reporting Person	07/12/2011	37,333	$1.877*	Open market purchase
Reporting Person	07/13/2011	10,848	$1.89*	Open market purchase
Reporting Person	07/14/2011	22,900	$1.88*	Open market purchase
Reporting Person	07/15/2011	500	$1.88	Open market purchase
Reporting Person	07/19/2011	14,526	$1.90*	Open market purchase
Reporting Person	07/20/2011	30,309	$1.92*	Open market purchase
Reporting Person	07/21/2011	9,660	$1.94*	Open market purchase
Reporting Person	07/22/2011	300	$1.98	Open market purchase
Reporting Person	07/27/2011	3,601	$2.00	Open market purchase

Explanation of Responses:

*	The Reporting Person undertakes, upon request by the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer, to provide full information regarding the number of shares purchased at each separate price. The price reported is a weighted average price. The transactions effected on July 5, 2011 occurred at prices ranging from $1.80 to $1.85. The transactions effected on July 6, 2011 occurred at prices ranging from $1.85 to $1.86. The transactions effected on July 11, 2011 occurred at prices ranging from $1.85 to $1.88. The transactions effected on July 12, 2011 occurred at prices ranging from $1.84 to $1.90. The transactions effected on July 13, 2011 occurred at prices ranging from $1.88 to $1.90. The transactions effected on July 14, 2011 occurred at prices ranging from $1.87 to $1.90. The transactions effected on July 19, 2011 occurred at prices ranging from $1.885 to $1.92. The transactions effected on July 20, 2011 occurred at prices ranging from $1.91 to $1.94. The transactions effected on July 21, 2011 occurred at prices ranging from $1.92 to $1.95.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011

/s/ Nicholas Swenson
Nicholas Swenson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).